EXHIBIT 21

SUBSIDIARIES OF THE COMPANY

Jurisdiction of
Company	Incorporation or Organization

Canadian Hardinge Machine Tools, Ltd.	Canada

Hardinge China Limited	People’s Republic of China

Hardinge, GmbH	Federal Republic of Germany

Hardinge Holdings, GmbH	Switzerland

Hardinge Machine Tools, Ltd.	United Kingdom

Hardinge Machine Tools B.V.	Netherlands

Hardinge Machine Tools B.V., Taiwan Branch	Republic of China (Taiwan)

Hardinge Machine (Shanghai) Co., Ltd.	People’s Republic of China

Hardinge Taiwan Precision Machinery Limited	Republic of China (Taiwan)

Hardinge Technology Systems, Inc.	United States

L. Kellenberger & Co., AG	Switzerland